Change in Control of Registrant - Q 77h

During the period ended March 31, 2013, the SunAmerica Series
Trust - SunAmerica Dynamic Allocation Portfolio, a series of SunAmerica Series Trust (the Acquiring Portfolio), acquired shares of the Seasons Series Trust Stock Portfolio, Seasons Series Trust Focus Growth Portfolio and Seasons Series Trust Focus Value which are a series of the registrant (the Acquired Portfolios), through a series of transactions. As of March 31, 2013 the Acquiring Portfolio owned approximately 39.4%, 25.4% and 34.2%, respectively of the Acquired Portfolios. As of September 30, 2012, the Acquiring Portfolio owned approximately 0.0%, 19.4% and 22.8%, respectively of the Acquired Portfolios.